Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

Total Energy has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes a notice of change and variation and the offer and take-over bid circular relating to its offer to Savanna shareholders. TOTAL ENERGY URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE NOTICE OF CHANGE AND VARIATION AND THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the notice of change and variation and the offer and take-over bid circular and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The notice of change and variation and the offer and take-over bid circular and other documents may also be obtained free of charge from Total Energy’s website at www.totalenergy.ca/savannaoffer or upon request made to Total Energy at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.

TOTAL ENERGY SERVICES INC.

FOURTH QUARTER CONFERENCE CALL

FOR ANALYSTS AND INVESTORS

March 8, 2017

9:00 a.m. (MST)

Attendees:

Daniel Halyk – President and Chief Executive Officer

Yuliya Gorbach – Vice-President Finance and Chief Financial Officer

Operator

Good morning ladies and gentlemen. Welcome to the Total Energy Services Inc.’s fourth quarter and year-end results conference call. I’m going to turn the meeting over to Mr. Daniel Halyk, President and Chief Executive Officer of Total Energy Services. Please go ahead Mr. Halyk.

Daniel Halyk, President and Chief Executive Officer

Thank you. Good morning and welcome to Total Energy Services’ fourth quarter conference call. Present with me this morning is Yuliya Gorbach, Total’s Vice President, Finance and Chief Financial Officer. We will review with you Total’s financial and operating highlights for the three months ended December 31, 2016. We will then provide an outlook for our business and open up the phone lines for questions.

Yuliya, please proceed.

Yuliya Gorbach, Vice President, Finance and Chief Financial Officer

Thank you Dan.

During the course of this conference call, information may be provided containing forward-looking information concerning Total’s projected operating results, anticipated capital expenditure trends and projected drilling activity in the oil and gas industry. Actual events or results may differ materially from those reflected in Total’s forward-looking statements due to a number of risks, uncertainties and other factors affecting Total’s business and the oil and gas service industry in general. These risks, uncertainties and other factors are described under the heading “Risk Factors” and elsewhere in Total’s most recently filed Annual Information Form and other documents filed with Canadian provincial securities authorities that are available to the public at www.sedar.com. Our discussions during this conference call are qualified with reference to the notes to the financial highlights contained in the news release issued yesterday. Unless otherwise indicated, all financial information in this conference call is presented in Canadian dollars.

Consolidated revenues for the fourth quarter of 2016 were $57.4 million, a 10% increase from the fourth quarter of 2015. Compression and Process Services contributed 73% of 2016 fourth quarter revenues, Rentals and Transportation Services 20% and Contract Drilling Services 7% as compared to relative contributions of 70%, 22% and 8% in 2015.

Revenue per spud to release operating day in our Contract Drilling segment during the fourth quarter was $13,745, a 16% decrease from the $16,405 per day realized during Q4 of 2015. The decrease in revenue per operating day was primarily due to lower spot market pricing, as the Company had no drilling rigs under fixed price contracts. Segment EBITDA was $0.9 million for the fourth quarter of 2016 compared to $1.0 million for 2015, with EBITDA margins decreasing to 21% of revenue in Q4 of 2016 from 26% in Q4 of 2015.

The Contract Drilling Services segment realized an operating loss of $0.9 million for the three months ended December 31, 2016, as compared to operating income of $0.3 million for the prior year comparable period. Lower operating margins due to price competition was the primary driver of this operating loss. In addition, effective July 1, 2016, the CDS segment changed its depreciation estimate which resulted in a $0.9 million increase to fourth quarter depreciation expense and $1.8 million for 2016.

Within the Rental and Transportation Services division, severe price competition contributed to decreased financial performance despite a slight increase in equipment utilization. Fourth quarter rental equipment utilization increased by one percentage point to 18% in 2016 compared to 17% in 2015. Divisional revenue per utilized piece of rental equipment for the fourth quarter of 2016 decreased 9% compared to the same period in 2015 primarily due to lower pricing. During the fourth quarter of 2016, this division received a $0.3 million provincial sales tax re-assessment that negatively impacted this division’s EBITDA. While such re-assessment is being appealed, it was expensed during the fourth quarter and is non-recurring in nature.

Divisional EBITDA before non-recurring items for the fourth quarter of 2016 was $0.3 million, or 3%, compared to $1.2 million, or 10% of revenue, in 2015. This segment has a relatively high fixed cost structure as compared to the Company’s other business segments. Such fixed cost structure includes costs associated with its significant operating branch infrastructure, including maintenance and repairs, utilities, insurance, property taxes and rent. With the ramp up in industry activity levels during the fourth quarter, significant costs were incurred to relocate equipment to more active areas, including relocation of rental equipment to the United States, which costs would normally be fully passed onto end users during a normal business environment. Also, with the anticipated increase in winter activity, this division reactivated a significant portion of its heavy truck fleet which gave rise to mandatory regulatory inspections.

The Rentals and Transportation Services segment realized an operating loss of $4.2 million for the three months ended December 31, 2016, as compared to operating loss of $3.1 million in the comparable period in 2015. This decline resulted primarily from decreased pricing in 2016, as compared to 2015, and the fact that costs did not decrease proportionately to revenues, due in part to the Company’s determination to maintain its geographic presence and core operating capacity in anticipation of an eventual recovery in industry conditions. In addition, depreciation expense on this segment’s equipment fleet is recorded on a straight-line basis and is not correlated to levels of activity.

Fourth quarter revenue within our Compression and Process Services division increased 16% to $42.1 million for the three months ended December 31, 2016, as compared to $36.5 million for the fourth quarter of 2015. This division generated $4.6 million of EBITDA in the fourth quarter of 2016 compared to $5.3 million in 2015. EBITDA margins declined by 360 basis points on a year over year basis due to competitive pricing and a 20% decrease in quarter end compression horsepower on rent. As at December 31, 2016, the total horsepower of compressors on rent was approximately 12,600 as compared to approximately 15,800 as at December 31, 2015. The compression rental fleet experienced an average utilization of 32% (based on the fleet horsepower) during both the three months and year ended December 31, 2016, as compared to 42% and 61%, respectively, for the same periods in 2015. Backlog of fabrication sales increased for the second consecutive quarter to $65.5 million as compared to $62.0 million at September 30th, 2016, and $48.9 million at December 31st, 2015.

Consolidated gross margin for the fourth quarter of 2015 was 18% of revenue, compared to 24% for 2015. The lower gross margin realized in 2016 compared to 2015 is due primarily to price declines arising from competitive market conditions not being proportionately offset by cost reductions. Further, as the Contract Drilling Services and Rentals and Transportation Services segments historically generate a higher gross margin percentage than the Compression and Process Services segment, the fact that these two segments contributed a lower proportion of consolidated revenue in 2016 as compared to 2015 also contributed to such decline in gross margin.

Consolidated cash flow before changes in non-cash working capital items was $2.8 million for the fourth quarter of 2016 as compared to $5.7 million in 2015.

Consolidated EBITDA for the fourth quarter of 2016 was $3.6 million, a 46% decrease from 2015.

Consolidated net loss for the three months ended December 31, 2016 was $3.7 million. Negatively impacting the Company’s fourth quarter results was $1.2 million of non-recurring expenses that related primarily to the Company’s outstanding offer to purchase all of the common shares of Savanna Energy Services Corp.

Total Energy’s financial condition remains very strong, with $71.8 million of positive working capital at year-end. Included in year-end working capital is $21.0 million, or $0.68 per share, of cash and marketable securities. At December 31, 2016, the Company had no net debt.

Total’s bank debt at December 31, 2016 consists of a $46.9 million term loan that is secured by approximately 60% of our owned real estate. This debt is amortized over 20 years, bears interest at a fixed annual rate of 3.06% and requires monthly principal and interest payments of $278,800. At the end of the five year term in May 2020, approximately $40.2 million of principal will be outstanding. With the exception of the real estate that secures this term loan, all of Total’s capital assets are available to support future borrowings as might be required.

Total’s $65 million operating line of credit was undrawn at year-end and that remains the case today. Such operating line is secured by the Company’s working capital.

Total’s bank covenants consist of a debt to equity ratio of no greater than 2.5 to 1.0 and a current ratio of at least 1.3 to 1.0. At December 31, 2016, Total’s debt to equity ratio was 0.09 to 1.0 and its current ratio was 2.44 to 1.0.

Daniel Halyk, President and Chief Executive Officer

Thank you, Yuliya.

Total Energy’s results for 2016 reflect the most challenging industry conditions faced by the Company in our 20 year history. In fact, 2016 was the first year ever that Total Energy was not profitable.

Despite the difficult environment, I am proud of how our people have navigated through the cycle. We entered the downturn with an exceptionally strong balance sheet and formulated a strategy to preserve our asset base, operating capacity and financial strength. We remained focused and disciplined in the execution of our strategy, which included declining business opportunities where price expectations were unreasonable or credit risk was unacceptable, despite knowing that the consequence of such strategy would be a near term loss of market share. However, the benefit of such strategy was minimal wear and tear on our equipment and modest bad debt expense. As well, going forward we are not burdened by pricing arrangements made during the depths of the downturn.

The other component of our strategy for managing through the downturn was the preservation of our operating capacity. In that regard, we determined not to cannibalize equipment, reduce or eliminate employee benefit plans or close operating branches. While this strategy undoubtedly gave rise to higher operating costs during 2016, it has positioned us well to respond to increased activity levels without incurring significant start-up costs or experiencing undue operational or human resource challenges.

With the rebound in industry activity levels in late 2016 that has carried into 2017, Total Energy has begun to regain lost market share and our equipment utilization is trending back in line with industry averages. As well, the investment we made to preserve our equipment and operating infrastructure is giving rise to the expected benefits. For example, in January 2017, our Contract Drilling Services segment re-activated Rig #1, our oldest rig and lightest double, which had been idle for well over a year. Despite this period of inactivity, Rig #1 incurred nominal start-up costs and zero down time for repairs during the course of its first quarter drilling program.

This downturn has exposed overcapacity, inefficiency and excess indebtedness that we believe has to be addressed by the energy services industry through consolidation and rationalization. Recognizing such need, as well as the strong alignment on the part of sophisticated energy service industry investors in that regard, following our unsuccessful attempt to engage in constructive negotiations with the Board of Directors of Savanna, on December 9 of 2016, we made an offer directly to the shareholders of Savanna to acquire all of the common shares of Savanna. The offer was amended on March 1, 2017, such that Savanna shareholders will receive 0.130 of a Total share plus $0.20 cash for each Savanna common share they tender to our offer. Our offer is open for acceptance until March 24, 2017. Having lock-up agreements with shareholders holding just above 40% of the outstanding Savanna common shares, we are optimistic that our efforts to achieve industry consolidation will bear fruit and we welcome the opportunity to work with Savanna employees going forward to reward our combined shareholder base with industry-leading returns on their equity investment.

We are also proud of the fact that Total Energy was one of very few North American energy service companies that did not reduce or eliminate its dividend during the current downturn. In addition to the significant benefits arising from the combination of Total Energy and Savanna, as disclosed in our takeover bid materials, should our offer to acquire Savanna shares be successful, those Savanna shareholders who tender their shares prior to the expiry of our offer will be entitled to receive our 2017 first quarter dividend.

Finally, I would like to encourage all of our shareholders and other stakeholders to attend Total Energy’s annual meeting of Shareholders to be held on Thursday, May 18, 2017 at the Calgary Petroleum Club.

Question and Answer Session

I would now like to open up the phone lines for any questions.

Operator

Thank you. If you have a question, please press *1 on your telephone key pad. If you’re using a speaker phone, please pick up the hand-set before pressing *1 and you may cancel your question by pressing the pound sign. So please press *1 if you have a question. There will be a brief pause allowing you to register. Once again, please press *1 at this time if you have a question.

Our first question is from John Morrison from CIBC Capital Markets. Please go ahead.

John Morrison of CIBC Capital Markets

Morning all. Dan, I’m just trying to reconcile the rental margins in Q4 versus Q3. Was it just that much more competitive versus where it was a couple months ago? Or were you purposeful in try gaining market share as the market started to recover?

Daniel Halyk, President and Chief Executive Officer

First of all, as Yuliya mentioned, there was a $300,000 provincial sales tax re-assessment that was expensed during the quarter and that’s non-reoccurring so you’d have to add that back and obviously when you’re as tight on margins as it is right now $300,000 is material. I would say the competitive price environment has continued into Q4. I think the bigger driver of reduced margins, John, was the fact that, number one, with the uptick in activity that happened I would say in the back half of the quarter there was some significant mobilization and re-allocation geographically of equipment and again, we don’t carve out one-time expenses. We’re not making excuses here, but certainly in normal times a lot of those costs to move equipment around would be borne by the end user, you know, in this competitive environment, those costs were absorbed by us, including we did relocate a fair amount of equipment in the United States and so, obviously, that costs money and so movement of equipment would be one and, the other thing is, we did reactivate a significant portion of our heavy truck fleet that had been parked due to lower activity levels for the past couple of years and, as part of that, those trucks have to go through various regulatory inspections including, C-BIPs and that just simply costs money. And so that was not an insignificant expense in Q4. Again, those are not costs due to cannibalization but due simply to reactivate of equipment that has to go through normal regulatory inspections before that equipment can go back to work. So, those are arguably one-time costs that now allow us to work our asset base going forward into 2017.

John Morrison of CIBC Capital Markets

Should we think about some of those call it mobile restart costs going over into Q1? I’m just think about sequentially how things will progress. I realize pricing should be better, in that a lot of those would have been incurred toward the end of the quarter, but I assume that some of them might come into Q1. Is that a fair statement?

Daniel Halyk, President and Chief Executive Officer

I would say that the majority of our asset relocation and mobilization costs would have been borne in the fourth quarter, John.

John Morrison of CIBC Capital Markets

Okay. As you guys are ultimately bidding stuff for Q2 or already have for Q2 right now, is it fair to assume that seasonal discounts are expected to unfold or is the market starting to strengthen enough that you may not have to actually imbed seasonal discounts to get Q2 work?

Daniel Halyk, President and Chief Executive Officer

You know John, what we need to see is a sustained period of higher activity. You know, what we saw in Q1 was a rig count that actually surpassed I think, generally, people’s expectations, but was, you know, sub-60%. We need to see that rig count and utilization sustained post-breakup and that transcends into the whole rental business as well. What I would say is we have implemented some selective price increases both in our rig and rental trucking divisions, but conditions are competitive and bottom line is we need to see a sustained recovery in the back half of 2013 coming out of break up. Pardon me, 2017. I just lost 6 years there. Time flies when you’re having fun. We need to see a sustained recovery in activity levels that will then permit continued price recovery. The price environment in Q1, both in rigs and rentals, in our view is not sustainable. It certainly, you know, modestly improved, but we have a long ways to go and, generally, I would say our industry needs to become more efficient through the cost side but most of that has been done. There’s definite benefits to consolidation/scale, but ultimately we need our customers need to return to profitability and thereby being able to restore some pricing increases within the sector. That’s the bottom line. So time will tell how sustained this recovery is and we need to see activity come out of break-up and there should be some decent activity. We’re seeing the completion side piling up a little bit here so definitely we’re positioning to get our fair share of work on the completion front and we expect that to proceed through Q2, you know, as road conditions permit.

John Morrison of CIBC Capital Markets

I apologize if I missed this in the first couple minutes of the preamble, but there’s been a lot of bidding in the Canadian compression and process market over the last, call it, three or four months, is it fair to assume that your backlog today is materially higher than it was for the Q4 exit number, that you referenced?

Daniel Halyk, President and Chief Executive Officer

Our backlog today is higher than it was at year-end.

John Morrison of CIBC Capital Markets

Of the backlog that you have, is any of it earmarked to go through your U.S. facility at this point, or are you going to be bidding that work to come in the future?

Daniel Halyk, President and Chief Executive Officer

As we announced, we just secured a facility in Weirton, West Virginia and we’re very excited with the opportunity there. Obviously, that facility adds a material amount to our productive capacity. We’re in the process of retrofitting the facility and we expect to be able to commence production in Q2. As part of this, we’re assembling a senior management team there and we’ll work hard to start producing in West Virginia as soon as possible. It’s a big gas market out there and we’re quite excited about the potential and so I’m not going to comment beyond our normal quarterly backlogs, but we expect to be in a position to start building in Q2.

John Morrison of CIBC Capital Markets

Can you give any colour around the large Australian order that you guys previously announced? How much of that’s been converted to revenue at this point or you’d like to keep that close to the chest as well?

Daniel Halyk, President and Chief Executive Officer

We’ll keep that close to the chest, but we did mention in previous conference calls, John, that we’ve had two pretty good orders out of Australia. One was obviously really big but there was another decent order there which has been substantially delivered. The second large one is in the process of being physically delivered and we’re excited about Australia. Again, it’s a market that we’ve spent a lot of time working on and our execution so far has been very good.

John Morrison of CIBC Capital Markets

You made reference to Rig #1 in incurring normal reactivation costs. Is that fair to assume that should hold across all of the Chinook fleet as it goes back to work? Do you believe cannibalization has been fairly non-existent, to speak of?

Daniel Halyk, President and Chief Executive Officer

Yeah, so, we reactivated, for example, in January there were about four and why we highlighted Rig #1 is it demonstrates that our oldest, lightest double’s competitive in a somewhat recovering marketplace. It’s been our choice not to work, you know, in a lot of cases just based off price. We did reactivate in January alone four rigs that had been idle between one and two years and we don’t carve out the reactivation costs, but, I can tell you, they were not material and we experienced no downtime for repairs. You know, the reactivation costs on those four rigs, our guys were somewhat upset because they couldn’t recover them, but it was well under $100,000 for four rigs.

John Morrison of CIBC Capital Markets

Lastly, just from me, you disclosed the $1.2 million of costs associated with the hostile take-over offer for Savanna in Q4. Independent of whether you’re successful later this month, should we be assuming that there’s a fall-on impact of a decent size in Q1 to be incurred?

Daniel Halyk, President and Chief Executive Officer

So that $1.2 relates primarily to Savanna. It’s not all Savanna. I would say, in the range of $800,000 would have been Savanna expenses. That $300,000 provincial sales tax is in there as well between the two. But our costs for the Savanna take-over bid have been increased our estimate largely, to be blunt, due to obstructionist behaviour. Our original costs assumed constructive engagement, as well as one mailing. Obviously, we just increased our bid and we had a second mailing on that as well. To avoid any issues, and again, I’m not going to get a lot of the technicality here, but we did a U.S. filing to eliminate any issues or concerns there and so we’ve updated our anticipated expenses from the $1.3 million original estimate to $2.4 million today. And so those are costs we’re going to incur and, like I said, we’re optimistic we’re going to be successful and our industry needs this and so I guess we’ll wait and see the next two and a half weeks will tell whether there’s an over-the-top offer or not. We do have the right to match under our lock-up agreements, so one of two things will happen on this, John: either, we’ll get it or someone else will get it at a price that we’re not prepared to pay and we’re okay with either outcome.

John Morrison of CIBC Capital Markets

Appreciate the colour, I’ll turn it back.

Operator

Thank you. As a final reminder, if you have a question please press *1. If there are no further questions registered, I will turn the meeting back over to Mr. Daniel Halyk. Please go ahead, sir.

Daniel Halyk, President and Chief Executive Officer

Thank you. If there are no further questions, we thank everyone for your participation and look forward to speaking with you after our next quarter and at our annual shareholders meeting. Thank you and have a good day.